FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of January, 2004

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                             Waterford Wedgwood plc
              ("Waterford Wedgwood", the "Company" or the "Group")

                                 Trading Update


Trading Update

Waterford Wedgwood today reports that worldwide sales for the period 1 October to 31 December 2003 were EUR241.9 million, equal to the same period of last year on a like for like basis.

Waterford Wedgwood's operating margins improved to 7.7% in the quarter, generated by the successful flow-through of improvements to the Company's fixed cost base as a result of the Group's substantial investment in cost reductions, outsourcing programmes and technology. The Group achieved satisfactory performance in the Christmas shopping season despite industry sales which were concentrated in the last ten days of December.

Waterford Wedgwood's international operations performed well. In the important Japanese market, sales were up 11% in the quarter and 6% year-to-date on a like-for-like basis. Wedgwood remains the market leader in its category in Japan and we anticipate further growth in 2004.

The Group's U.S. sales were level with last year, a creditable performance given uncertainties in the U.S. marketplace. Notable successes in the U.S. included Wedgwood's Vera Wang at Wedgwood line of luxury giftware and tableware products, All-Clad's popular Emeril at All-Clad line of cookware, and Waterford's Waterford Holiday Heirlooms line of luxury Christmas items, all of which grew strongly. Wedgwood's sales in the U.S. were up 7.4% in the nine-month period versus last year. Waterford Crystal continued to dominate the high end of the U.S. crystal market, garnering an 84% market share of crystal giftware sales at price points of $100 and above, and an 88% share of crystal stemware sales at price points in excess of $30.

Trading within Europe was weaker, with Ireland in particular feeling the impact of exchange rates on tourist sales. Rosenthal's sales, however, dropped only 2% in the quarter. While this was a very creditable performance given Germany's continuing lack of consumer confidence, there have been encouraging sales trends in our German market in recent weeks.

Financial Structure

Waterford Wedgwood's recent strengthening of its capital structure is now complete. A well-received rights issue along with new bond and senior debt structures affords the Group a fine platform for long-term growth in support of its world-class brands. Net debt at December 31 stood at EUR400.1 million, in line with expectations following the one-time capital structure-related cash outflows.

The Company has put in place a hedging strategy for fiscal 2005 which caps the Group's risk from erosion in the U.S.$ value versus the Euro, while maintaining the opportunity for the Group to take advantage of U.S.$ strengthening over the course of the fiscal year.

Future Initiatives

The Board has been particularly pleased with a high profile range of contemporary new products and programmes in the pipeline, including marketing initiatives that are complementary to the global reach and outstanding quality of the Group's brands. The Company looks forward to growth in sales and in margins as these programmes enter the marketplace.

The Board advises that the Company has received significant, unsolicited 3rd party interest in the Company's All-Clad subsidiary. The nature of the interest expressed is such that the Board will carefully consider the Company's best interests with regard thereto.

Management Reinforcement

Waterford Wedgwood is pleased to advise that Tony O'Reilly Jr., Chief Executive of Wedgwood, has strengthened his management team to reflect Wedgwood's focus on further building and contemporising the brand.

Ms. Georgina Godley joins Wedgwood as Creative Director, having previously enjoyed success at Habitat and at a number of prominent fashion houses. Mr. Nick Robinson becomes Managing Director of Wedgwood Europe as of March 2004, having served as Managing Director of the Conran Shop, with prior experience at Le Creuset. And Ms. Abigail Hearne takes over as Wedgwood's Director of Public Relations, joining the Group from Anya Hindmarch, the luxury leather accessories company.

Redmond O'Donoghue, Group Chief Executive, commented:

"There are exciting things happening at Waterford Wedgwood. Our great global brands are strong, and each holds the promise of accelerating growth. Calendar 2003 ended in satisfactory form for the Group, with even better prospects for the year to come. I am delighted with the strength and breadth of our new offerings and programmes, and with the quality of people joining our Group to strengthen an already deep management team. We will continue to add value in the best interests of our shareholders and our customers."

27 January, 2004


Enquiries:
College Hill Associates (UK/Europe)                   Tel: +44 (0)207 457-2020
Kate Pope
James Henderson

Dennehy Asssociates                                   Tel: +353 (0)1 676-4733
Michael Dennehy







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 27 January, 2004